As filed with the Securities and Exchange Commission on June 11, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANSWERTHINK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Nonqualified Options to Purchase Shares of Common Stock, Par Value $.001 Per Share, Granted Under the

Answerthink, Inc. 1998 Stock Option and Incentive Plan and Incentive Stock Options to Purchase Shares of

Common Stock, Par Value $.001 Per Share,

Granted Under Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan

(Title of Class of Securities)

036916 10 4

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Frank A. Zomerfeld, Esq.

General Counsel

Answerthink, Inc.

1001 Brickell Bay Drive

Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James E. Showen, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee*

Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filling as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         Not applicable.         Filing party:         Not applicable.

Form or Registration No.:        Not applicable.         Date filed:           Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item12. Exhibits.

Exhibit No.	Description

99.1	Press release announcement dated June 11, 2003.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release announcement dated June 11, 2003.